02047640

1-14945

FORM 6-K

RECD S.E.C.
MAR 2 0 2002
1086

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934**

For the month of March, 2002

Mad Catz Interactive, Inc.
(Translation of registrant's name into English)

141 Adelaide Street West, Suite 400, Toronto, Ontario, Canada M5H 3L5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F √ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No √

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

PROCESSED
AUG 0 2 2002
THOMSON
FINANCIAL

Consolidated Financial Statements
(Expressed in Canadian dollars)

GTR GROUP INC.

Years ended March 31, 2001 and 2000

kpmg

KPMG LLP
Chartered Accountants
Commerce Court West
PO Box 31 Stn Commerce Court
Suite 3300
Toronto ON M5L 1B2

Telephone (416) 777-8500
Telefax (416) 777-8818
www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of GTR Group Inc. as at March 31, 2001 and 2000 and the consolidated statements of operations and retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the year ended March 31, 2001, we conducted our audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for the year ended March 31, 2000, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the two-year period ended March 31, 2001 and shareholders' equity as at March 31, 2001 and 2000 to the extent summarized in note 18 to the consolidated financial statements.

KPMG LLP

Chartered Accountants

Toronto, Canada

June 22, 2001

GTR GROUP INC.

Consolidated Balance Sheets
(Expressed in Canadian dollars)

March 31, 2001 and 2000

	2001	2000
Assets		
Current assets:		
Cash	$ 2,294,273	$ –
Accounts receivable	10,735,831	22,275,293
Inventories (note 4)	21,269,499	27,197,749
Prepaid expenses and deposits	1,037,793	1,256,653
Current portion of future income tax assets (note 13)	3,916,157	1,437,206
Income tax receivable	280,952	2,375,312
	39,534,505	54,542,213
Deferred financing fees	2,088,585	–
Future tax assets (note 13)	–	8,534,914
Capital assets (note 5)	2,732,541	6,785,947
Shareholder advances	–	5,788
Goodwill (note 6)	27,631,263	33,204,757
	$ 71,986,894	$ 103,073,619
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank indebtedness (note 7)	$ –	$ 6,216,839
Bank loan (note 8)	13,667,775	6,437,251
Accounts payable and accrued liabilities	13,497,365	17,119,342
Bank term loan (note 9)	–	245,180
Subordinated debt (note 10)	5,262,823	–
Obligation to former Mad Catz shareholders (note 3)	–	5,623,739
	32,427,963	35,642,351
Future tax liabilities (note 13)	641,841	–
Shareholders' equity:		
Capital stock (note 11)	65,925,661	54,364,545
Shares to be issued (note 11)	–	5,299,818
Cumulative translation adjustment	1,073,947	(260,781)
Retained earnings (deficit)	(28,082,518)	8,027,686
	38,917,090	67,431,268
Commitments and contingencies (note 16)		
Canadian and United States accounting policy differences (note 18)		
	$ 71,986,894	$ 103,073,619

See accompanying notes to consolidated financial statements.

On behalf of the Board:

"Don Lenz" Director

"Cary McWhinnie" Director

GTR GROUP INC.

Consolidated Statements of Operations and Retained Earnings (Deficit)
(Expressed in Canadian dollars)

Years ended March 31, 2001 and 2000

		2001		2000
Net sales	$	87,928,584	$	70,356,075
Cost of sales		68,359,540		50,292,388
Gross profit		19,569,044		20,063,687
Expenses:				
Selling		7,811,322		3,629,227
Administrative		9,398,341		7,699,756
Interest		1,299,178		824,739
Interest on bank term loan		6,385		–
Interest on subordinated debt		615,973		–
Amortization		1,131,608		489,752
Other income		–		(162,701)
Foreign exchange loss		302,124		333,726
		20,564,931		12,814,499
Income (loss) before the undernoted		(995,887)		7,249,188
Gain on net accounts payable adjustments		–		533,438
Income (loss) before income taxes and goodwill charges		(995,887)		7,782,626
Income taxes (note 13)		4,838,186		4,664,089
Income (loss) before goodwill charges and discontinued operations		(5,834,073)		3,118,537
Goodwill charges		1,498,580		841,765
Net income (loss) from continuing operations		(7,332,653)		2,276,772
Net income (loss) from discontinued operations (note 2)		(28,777,551)		3,293,330
Net income (loss)		(36,110,204)		5,570,102
Retained earnings, beginning of year		8,027,686		2,457,584
Retained earnings (deficit), end of year	$	(28,082,518)	$	8,027,686
Income (loss) per share before goodwill charges and discontinued operations	$	(0.13)	$	0.09
Income (loss) per share on discontinued operations		(0.64)		0.09
Loss per share on goodwill charges		(0.03)		(0.02)
Net income (loss) per share (note 15)	$	(0.80)	$	0.16
Fully diluted net income (loss) per share (note 15)	$	(0.80)	$	0.15

See accompanying notes to consolidated financial statements.

GTR GROUP INC.

Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

Years ended March 31, 2001 and 2000

		2001		2000
Cash provided by (used in):				
Operating activities:				
Net income (loss)	$	(36,110,204)	$	5,570,102
Adjusted for loss (income) from discontinued operations		28,777,551		(3,293,330)
Items not involving cash:				
Write-off of investment		407,826		–
Deferred financing fees		1,113,865		–
Foreign exchange		312,819		(26,659)
Amortization		2,630,188		1,331,517
Future income tax assets		623,223		638,055
Director compensation		–		150,470
Change in non-cash operating working capital:				
Decrease (increase) in accounts receivable		12,394,075		(11,488,432)
Decrease in prepaid expenses and deposits		290,468		178,033
Decrease (increase) in inventories		6,899,869		(6,000,924)
Increase (decrease) in accounts payable and accrued liabilities		(4,419,562)		1,914,839
Decrease in income taxes receivable		2,191,702		3,470,885
Cash provided by (used in) continuing operations		15,111,820		(7,555,444)
Cash used in discontinued operations		(13,441,456)		(420,816)
Financing activities:				
Deferred financing fees		(3,115,560)		–
Shareholder advances		5,788		22,227
Preacquisition Mad Catz Inc. loan		–		(7,412,900)
Bank indebtedness		(6,195,727)		6,216,839
Bank loan		6,500,360		(4,940,261)
Bank term loan		(245,180)		(454,181)
Subordinated debt		7,500,000		–
Repayment of subordinated debt		(2,544,584)		–
Mad Catz obligation		(5,763,396)		–
Secured debenture		–		(666,667)
Proceeds from issue of share capital		6,395,433		37,521,449
Share issue costs		(134,135)		(5,988,344)
		2,402,999		24,298,162

GTR GROUP INC.

Consolidated Statements of Cash Flows (continued)
(Expressed in Canadian dollars)

Years ended March 31, 2001 and 2000

	2001	2000
Investing activities:		
Acquisition of assets, net of cash acquired (note 3)	–	(15,534,155)
Purchase of capital assets	(1,861,253)	(5,523,846)
	(1,861,253)	(21,058,001)
Effects of exchange rate changes on cash	82,163	(22,320)
Increase (decrease) in cash	2,294,273	(4,758,419)
Cash, beginning of year	–	4,758,419
Cash, end of year	$ 2,294,273	$ –
Supplemental cash flow information:		
Income taxes paid	$ 1,669,329	$ 820,974
Interest paid	1,921,536	1,286,897

See accompanying notes to consolidated financial statements.

GTR Group Inc. (the "Company") was incorporated on February 3, 1997 under the Ontario Business Corporations Act and commenced operations on April 7, 1997.

1. Significant accounting policies:

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and, except as described in note 18, conform in all material respects with accounting principles generally accepted in the United States. The principal accounting policies followed by the Company, which have been consistently applied, are summarized as follows:

(a) Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, 1328158 Ontario Inc. ("GTI"), Xencet Massachusetts Inc., Xencet U.S. Inc., Singapore Holdings Inc., Spoxt Pte Ltd., Mad Catz, Inc. ("MCI"), FX Unlimited Inc. and Mad Catz (Asia) Ltd. All significant intercompany transactions and balances have been eliminated on consolidation.

(b) Revenue recognition:

Revenue from product sales is recognized upon shipment and when title passes to the customer, after making appropriate provision for sales returns and credit memos issued.

Revenue from consignment inventory is recognized upon sale to the end customer.

(c) Inventories:

Raw materials, packaging and materials are valued at the lower of cost and replacement cost.

Finished goods are valued at the lower of cost and net realizable value with cost being determined on an average cost basis using the first-in first-out method.

(Expressed in Canadian dollars)

1. **Significant accounting policies (continued):**

(d) Capital assets:

Capital assets are stated at cost less accumulated amortization. Amortization is provided over the estimated useful lives of the assets on a straight-line basis at the following annual rates:

Manufacturing and office equipment	20% - 33%
Computer hardware	30%
Computer software	20%
Computer system development	20%
Furniture and fixtures	20%
Leasehold improvements	10%
Racks	50%
Kiosks	25%
Moulds	33%
Vehicles	33%

The Company assesses the value of its capital assets annually by ensuring the net recoverable amount of its assets exceeds the net carrying amount. In the year of a write-down, capital assets will be reduced by a charge to income.

(e) Goodwill:

Goodwill, representing the excess of the purchase price over the fair value of identifiable net assets acquired, is amortized on a straight-line basis over 10 to 20 years.

The Company assesses the continuing value of goodwill each year by reviewing the undiscounted cash flows of the related business, taking into account the risk associated with the investment. In the year of an impairment in value, the goodwill will be reduced by a charge to income.

(f) Deferred financing fees:

Deferred financing fees include costs related to obtaining debt financing and are amortized on a straight-line basis over the term of the debt.

1. Significant accounting policies (continued):

(g) Employee stock option plan:

The Company has an employee stock-based option plan, which is described in note 11. No compensation expense is recorded on granting of stock options. Any consideration paid by the employees on the exercise of the stock options or purchase of stock is credited to share capital.

(h) Income taxes:

Income taxes are accounted for using the liability method. Under the liability method of accounting for income taxes, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of assets and liabilities and for tax loss carryforwards.

Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the substantive enactment date. To the extent that it is not "more likely than not" that a future tax asset will be realized, a valuation allowance is provided.

(i) Foreign currency translation:

Foreign currency transactions and account balances have been translated where applicable into Canadian dollars as follows: monetary assets and monetary liabilities are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date; revenue and expenses are translated into Canadian dollars at the average rates of exchange prevailing during the year. Exchange gains and losses resulting from the translation of these amounts are included in the consolidated statements of operations and retained earnings (deficit).

The assets and liabilities of MCI, which has the United States dollar as its functional currency, are considered financially and operationally independent, and are translated into Canadian dollars at rate of exchange in effect at year end. The revenue and expenses of this self-sustaining operation are translated at the average rate of exchange in effect during the year. The foreign currency translation adjustment is deferred and included as a separate component of shareholders' equity.

1. Significant accounting policies (continued):

(j) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

(k) Credit risk:

The Company extends credit on an uncollateralized basis to certain of its customers and monitors this on a continuing basis.

2. Discontinued operations:

In March 2001, the Company's Board of Directors adopted a formal plan to dispose of the assets and business operations of its GTI (previously played video game business) and ZapYou.com (internet distribution) business units. The Company is currently actively engaged in searching for a buyer of ZapYou.com business unit. For this purpose, the Company has hired a consultant to find a suitable buyer. The GTI business unit is being wound down. It is anticipated that all assets of the GTI and ZapYou.com business units will be disposed of by August 31, 2001. These units are accounted for as discontinued operations and, accordingly, amounts in the financial statements and related notes for all periods shown have been restated to reflect discontinued operations accounting.

(Expressed in Canadian dollars)

2. Discontinued operations (continued):

During 2001, the Company recorded a net loss of $28,777,551 (2000 - net income of $3,293,330), net of income taxes of $6,268,107 (2000 - tax recovery of $5,656,708) in respect of GTI and ZapYou.com business units. Net revenue applicable to GTI and ZapYou.com during the years presented were $25,214,562 (2000 - $34,716,748). The 2001 loss from discontinued operations includes accrued charges of $1,605,862 for estimated costs to exit the GTI and ZapYou.com business units. The loss also includes the following writedowns of assets to their net realizable value related to the dispositions of the business units:

Inventories	$ 4,189,717
Capital assets	3,300,660
Goodwill	3,492,869
Future tax asset	6,222,304
Accounts receivable	3,171,147
	$ 20,376,697

After giving effect to the above noted writedowns, the assets of the GTI and ZapYou.com business units in the consolidated balance sheets include the following:

	2001	2000
Cash	$ 1,264,759	$ -
Inventories	3,374,550	12,370,682
Accounts receivable	2,576,964	9,274,271
Capital assets	110,000	4,720,068
	$ 7,326,273	$ 26,365,021

The liabilities of the GTI and ZapYou.com business units, which are included in the consolidated balance sheets are as follows:

	2001	2000
Bank indebtedness	$ -	$ 7,100,652
Bank loan	3,040,546	-
Accounts payable and accrued liabilities	4,141,399	4,854,539
	$ 7,181,945	$ 11,955,191

(Expressed in Canadian dollars)

2. Discontinued operations (continued):

The Company anticipates additional expenses relating to salaries, severance and early lease termination expenses of $1,605,862 to be incurred relating to the disposition of its GTI and ZapYou.com business units. These expenses have been accrued in the current year's financial statements and are reflected in the above accrued liabilities amounts.

During 2001, GTI paid $1,086,840 (2000 - $374,789) in interest expense in respect of the discontinued operations.

3. Acquisition:

Effective August 31, 1999, the Company purchased all of the outstanding common shares of MCI, a Delaware corporation, for a total purchase price of U.S. $22.5 million. The purchase price was payable by U.S. $17.2 million in cash and the remainder was settled in shares (note 11(d)). The first cash payment of U.S. $13.4 million was made on September 10, 1999 and the second payment of U.S. $3.8 million was made on June 30, 2000. All amounts have been settled, payments made and shares issued at March 31, 2001.

Details of the acquisition are as follows:

Total purchase cost	$ 33,313,023
Book value of net assets of MCI	3,341,415
Excess of purchase cost over net assets acquired, applied to goodwill	$ 29,971,608

Financing of the cost of the acquisition is as follows:

Cash portion of consideration:	
First payment made	$ 19,852,100
Second payment made	5,623,739
	25,475,839
2,059,739 common shares to be issued	5,149,348
Transaction costs:	
Costs paid	2,687,836
	$ 33,313,023

(Expressed in Canadian dollars)

3. Acquisition (continued):

The Company had claimed indemnification (the "Claim") in the amount of U.S. $10 million from the vendors of MCI's shares for breaches of representation warranties and covenants contained in the MCI share purchase agreement dated August 19, 1999. The Company settled the Claim as reflected in the purchase price noted above.

4. Inventories:

	2001	2000
Raw materials	$ 6,317,725	$ 11,613,909
Finished goods	14,299,234	15,265,675
Packaging materials and accessories	652,540	318,165
	$ 21,269,499	$ 27,197,749

Raw materials represent unprocessed and unpackaged game cartridges as well as computer chips.

During 2001, $4,189,717 of inventory was written down in respect of liquidating GTI inventory (note 2).

5. Capital assets:

			2001	2000
	Cost	Accumulated amortization	Net book value	Net book value
Manufacturing and office equipment	$ 405,668	$ 155,123	$ 250,545	$ 268,242
Computer hardware	697,711	394,449	303,262	745,915
Computer software	309,511	137,939	171,572	1,977,474
Computer system development	25,041	6,956	18,085	31,224
Furniture and fixtures	89,290	44,292	44,998	147,000
Leasehold improvements	434,067	121,309	312,758	141,882
Racks and kiosks	–	–	–	1,825,263
Moulds	2,790,762	1,159,441	1,631,321	1,646,812
Vehicles	–	–	–	2,135
	$ 4,752,050	$ 2,019,509	$ 2,732,541	$ 6,785,947

(Expressed in Canadian dollars)

5. **Capital assets (continued):**

During 2001, $1,566,953 and $1,733,707 of capital assets were written down to their estimated net recoverable amount of $110,000 in respect of GTI and ZapYou.com, respectively (note 2). Capital assets written down included furniture and fixtures, computer hardware and software, computer system development costs, leasehold improvements and racks and kiosks.

6. **Goodwill:**

	Cost	Accumulated amortization	2001 Net book value	2000 Net book value
Goodwill	$ 29,971,608	$ 2,340,345	$ 27,631,263	$ 33,204,757

During 2001, $3,492,869 of goodwill was written off in respect of the original purchase of GTI (note 2).

7. **Bank indebtedness:**

Bank indebtedness was secured by a general assignment of book debts and general security agreement with a first charge over all GTI assets. Interest was payable monthly at prime rate plus 0.75%. All bank indebtedness was repaid during 2001 with proceeds from the new bank loan (note 8).

8. **Bank loan:**

On February 26, 1999, MCI signed a loan agreement with Finova Capital Corporation ("Finova") to borrow up to $15,000,000 under a revolving line of credit. The line of credit accrued interest on the daily outstanding balance at U.S. prime rate plus 1.25% per annum. The line of credit was secured by a first priority interest in MCI's inventories, equipment, accounts receivable, life insurance policy proceeds, trademarks, copyrights, licenses and patents, investment property and general intangibles. On September 25, 2000, the loan agreement with Finova was terminated and the outstanding balance repaid from the proceeds of the new loan agreement with Congress Financial Corporation ("Congress") discussed below.

8. Bank loan (continued):

On September 25, 2000, MCI signed a loan agreement with Congress to borrow up to U.S. $35,000,000 under a revolving line of credit. The line of credit accrues interest on the daily outstanding balance at U.S. prime rate plus 0.75% per annum, expires in 2003 and must be repaid in U.S. dollars. The line of credit is secured by a first priority interest in MCI's inventories, equipment, accounts receivable, trademarks, copyrights, licenses and patents, investment property and general intangibles. The line of credit is guaranteed by the Company and GTI.

On September 25, 2000, GTI signed a loan agreement with Congress to borrow up to $15,000,000 under a revolving line of credit. The line of credit accrues interest on the daily outstanding U.S. dollar balance at U.S. prime rate plus 0.75% per annum and on the Canadian dollar balance at Canadian prime rate plus 0.75%. The line expires in 2003. The line of credit is secured by a first priority interest in GTI's inventories, equipment, accounts receivable, trademarks, copyrights, licenses and patents, investment property and general intangibles other than items related to ZapYou.com. The line of credit is guaranteed by the Company and MCI. Subsequent to year end, the GTI portion of the bank loan was repaid in full.

The Company has also been granted a U.S. $10,000,000 line of credit from Congress to be used for acquisition purposes under the same conditions and terms as the lines of credit described above.

The Congress loan agreements also require the borrowers to meet certain covenants including a monthly consolidated tangible net worth test. As at March 31, 2001, the Company was in technical default of this covenant. The Company has been granted a waiver for this default and is currently in negotiations with Congress to amend certain covenants which, in the Company's expectation, will allow it to satisfy the future period financial covenants.

9. Bank term loan:

The bank term loan issued July 1, 1998, bore interest at prime plus 1.25%, was payable in monthly installments and was secured by a general assignment of book debts. The loan was repaid in 2001.

(Expressed in Canadian dollars)

10. Subordinated debt:

On September 18, 2000, the Company signed a loan agreement with a shareholder and director to borrow $7,500,000. During the year, the Company repaid $2,544,584 of the loan. The loan accrues interest on the daily outstanding balance at 14% per annum. The loan is secured by a first priority interest in all of ZapYou.com assets and a second priority interest on all of the Company's remaining assets. The loan is to be repaid by October 15, 2001, provided the Company meets certain excess availability requirements under the MCI and GTI Congress lines; or from the proceeds of sale from ZapYou.com; or from any new equity raised by the Company.

Additional conditions of the loan required the Company to issue 200,000 warrants to purchase the Company's common stock. Each warrant entitles the holder to acquire one common share of the Company at a price of $1.44. The warrants expire on September 18, 2002.

11. Capital stock:

(a) Authorized:
Unlimited Class A preferred shares
Unlimited Class B preferred shares
Unlimited common shares

(b) Issued:

Common shares	Number of shares	Amount
Balance, March 31, 1999	29,174,088	$ 19,957,176
Exercise of options under stock option plan	254,008	427,673
Shares issued for cash	9,118	35,798
Shares issued on exercise of warrants	1,519,192	1,411,589
Shares issued for April financing	4,500,000	14,175,000
Exercise of other stock options	482,100	433,890
Shares issued for September financing	4,675,000	21,037,500
Share issue costs, net of tax effect	–	(3,114,081)
Balance, March 31, 2000	40,613,506	54,364,545
Exercise of options under stock option plan	225,999	280,004
Shares issued on exercise of warrants	5,303,791	6,418,379
Shares issued for Mad Catz purchase	2,059,739	5,149,348
Warrants purchased	–	(152,480)
Share issue costs, net of tax effect	–	(134,135)
Balance, March 31, 2001	48,203,035	$ 65,925,661

(Expressed in Canadian dollars)

11. Capital stock (continued):

In September 1999, the Company issued 4,675,000 units, each consisting of one common share and one-half of one common share purchase warrant, for gross proceeds of $21,037,500.

On April 16, 1999, the Company signed an underwriting agreement to issue 4,000,000 special units at $3.15 per special unit for gross proceeds of $12,600,000. Subsequent to this signing, the underwriters exercised an option to issue an additional 500,000 units raising the gross proceeds to $14,175,000. Each special warrant entitles the holder to acquire, at no additional cost, one common share and one-half common share purchase warrant exercisable for two years at an exercise price of $3.65.

(c) *Share purchase warrants:*

The following share purchase warrants are outstanding:

March 31, 2001 number of share purchase warrants	Price	Expiring
2,337,500	$ 5.00	September 2001
2,204,500	3.65	April 2001
200,000	1.44	September 2002

Each share purchase warrant entitles the holder to acquire one common share of the Company at the price specified. Subsequent to year end, 2,204,500 warrants priced at $3.65 expired unexercised.

(d) Shares to be issued:

At March 31, 2000, the following shares were to be issued:

	Number of shares	Amount
Former shareholders of MCI	2,059,739	$ 5,149,348
Director compensation	40,632	150,470
	2,100,371	$ 5,299,818

(Expressed in Canadian dollars)

11. Capital stock (continued):

During 2001, shares were issued to the former shareholders of MCI (note 11(b)) and the director to whom the Company owed shares was instead paid $150,470 in cash.

(e) Stock option plan:

As part of a share option plan (the "Plan") the following director, officer and employee stock options have been granted and are outstanding. Directors options vest immediately and other options vest over a period of three years.

	2001		2000	
	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding, beginning of year	1,900,659	$ 3.15	676,000	$ 1.06
Granted	977,250	1.81	1,915,000	4.02
Exercised	(225,999)	1.24	(254,008)	1.70
Expired/cancelled	(208,500)	3.05	(436,333)	4.56
Outstanding, end of year	2,443,410	2.38	1,900,659	3.15

The following summarizes information about stock options outstanding as at March 31, 2001:

	Options outstanding			Options exercisable	
Range of exercise price	Number outstanding	Weighted average remaining contractual life in years	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.94 - $1.15	364,661	2.6	$ 0.94	364,661	$ 0.94
$1.80	619,750	4.2	1.80	304,012	1.80
$2.00	316,667	3.0	2.00	285,500	2.00
$2.25 - $3.00	537,000	3.6	2.76	329,920	2.73
$3.25 - $4.20	605,332	3.2	3.70	561,019	3.74
	2,443,410	3.0	2.38	1,845,112	2.40

(Expressed in Canadian dollars)

12. Gain on net accounts payable adjustments:

Part of the liabilities acquired from the reverse takeover of Xencet Investments Inc. in 1998 were accounts payable recorded to cover potential amounts owing to creditors in a subsidiary company. These have been determined not to be liabilities of the Company and were reversed in 2000.

13. Income taxes:

(a) The income tax provision consists of the following:

	2001	2000
Current income tax expense	$ 3,362,818	$ 3,989,034
Future income tax expense	1,475,368	675,055
	$ 4,838,186	$ 4,664,089

(b) The difference between the amount of the reported income tax provision and the amount computed by multiplying the income before income taxes by the Company's applicable statutory tax rates of approximately 45% is reconciled as follows:

	2001	2000
Income tax expense using the Company's statutory tax rates	$ (1,304,684)	$ 3,404,535
Income taxed in foreign jurisdictions	(63,917)	(416,829)
Write-off of losses previously tax benefited	2,602,562	–
Temporary differences not tax-benefited	2,433,634	1,149,030
Amortization of goodwill	631,202	375,596
Other	(121,914)	116,757
Large Corporations Tax	–	35,000
Write-off of disputed income tax receivable	661,303	–
	$ 4,838,186	$ 4,664,089

(Expressed in Canadian dollars)

13. **Income taxes (continued):**

(c) The tax effect of temporary differences that give rise to significant portions of the future tax assets and liabilities at March 31, 2001 is as follows:

Future tax assets - current:	
State taxes paid/deductible in future	$ 170,732
Inventories	1,655,202
Accounts payable	3,077,116
	4,903,050
Less valuation allowance	986,893
Net future tax assets - current	$ 3,916,157
Future tax assets - non-current:	
Unclaimed scientific research expenditures	$ 239,133
Capital assets	2,448,177
Deferred financing fees	1,577,007
Tax loss carryforward	12,065,088
Goodwill	1,137,205
	17,466,610
Less valuation allowance	17,466,610
Net future tax assets - non-current	$ -
Future tax liabilities - non-current:	
Future inventory deduction	$ 641,841

(d) The Company has non-capital income tax losses of approximately $11,798,000, which may be carried forward to reduce future years' taxable income. These losses expire as follows:

2002	$ 253,000
2003	-
2004	1,135,000
2005	1,319,000
2006	788,000
2007	2,522,000
2008	5,781,000
	$ 11,798,000

The Company also has net capital tax losses of approximately $3,209,000 which are available indefinitely to offset capital gains.

(Expressed in Canadian dollars)

13. Income taxes (continued):

The Company's Canadian subsidiary has non-capital income tax losses of approximately $25,050,000, which may be carried forward to reduce future years' taxable income. These losses expire as follows:

2002	$ 267,000
2003	3,281,000
2004	5,910,000
2005	2,952,000
2006	7,000
2007	1,005,000
2008	11,628,000
	$ 25,050,000

(e) The Company is undergoing tax audits of the 1996 to 1998 taxation years. No reassessments have been received and the outcome of the audits is not determinable at this time.

One of the Company's foreign subsidiaries' tax filings for prior taxation years are being reviewed by foreign tax authorities. No reassessments have been received by the Company's foreign subsidiary and the outcome of this review is not determinable at this time.

(f) The Company operates one of its foreign subsidiaries on the basis that its operations in certain jurisdictions are exempted from taxation in these jurisdictions. The Company understands that its tax position with respect to these jurisdictions is subject to challenge and or change by the applicable foreign tax authority.

(Expressed in Canadian dollars)

14. Financial instruments:

The carrying values of the Company's financial instruments, including cash, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, obligation to former Mad Catz shareholders and bank term loan approximate their fair values due to their short-term nature. The carrying values of the bank loan and the subordinated debt approximate their fair values as the interest rates are those which are currently available to the Company.

15. Earnings per share:

(a) Basic:

Basic earnings per share are based on the weighted average number of common shares issued and outstanding during the year calculated on an annual basis being 45,297,305 (2000 - 34,746,433).

(b) Fully diluted:

Fully diluted earnings per share reflect earnings that would have been reported had all stock options and share purchase warrants been exercised calculated on an annual basis being 54,686,130 (2000 - 49,521,707). Potential conversions in 2001 are anti-dilutive.

16. Commitments and contingencies:

(a) The following are the payments required under operating leases for the next five years and thereafter:

Year ending March 31:	
2002	$ 1,079,079
2003	1,063,475
2004	1,080,828
2005	1,063,346
2006	1,021,288
Thereafter	187,464
	$ 5,495,480

(Expressed in Canadian dollars)

16. **Commitments and contingencies (continued):**

(b) Royalty and license agreements:

The Company has licensing agreements to utilize existing design and utility technology and for rights to use certain packaging with its products. The Company also has royalty agreements for use of licensed trademarks and celebrity endorsements. These agreements have royalty and licensing fees based on different percentages of certain types of sales or a predetermined amount per unit. The minimum royalty payable under these agreements for fiscal year 2002 is 241,750 Euro.

(c) Other:

There are a number of legal actions against the Company, none of which, in the opinion of management, is expected to have a material adverse impact on the financial position or results of operations of the Company.

17. **Segmented data:**

The Company's sales and capital assets are attributed to the following countries:

	2001	2000
Sales:		
Canada	$ 2,675,609	$ 208,377
United States	70,229,413	50,678,185
International	15,023,562	19,469,513
	$ 87,928,584	$ 70,356,075

(Expressed in Canadian dollars)

17. Segmented data (continued):

Revenue is attributed to countries based on the location of the customer. During the year, the Company sold a total of 43% of its products to two customers (2000 - 48% to two customers).

	2001	2000
Capital assets:		
Canada	$ 110,000	$ 2,894,803
United States	878,424	2,120,513
International	1,744,117	1,770,631
	$ 2,732,541	$ 6,785,947

Goodwill for both years presented is attributed to Canada.

18. Canadian and United States accounting policy differences:

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") as applied in Canada. In certain respects, GAAP as applied in the United States differs from that applied in Canada.

If United States GAAP were employed, there would be no adjustment to the net income or basic earnings per share for the years or the consolidated shareholders' equity of the Company at year end.

The areas of material difference between Canadian and United States GAAP and their impact on the consolidated financial statements of the Company are described as follows:

(a) Earnings per share:

Under United States GAAP, the computation of diluted earnings per share under SFAS 128 differs in certain respects from the computation of fully diluted earnings per share under Canadian GAAP. Diluted loss per share under United States GAAP for 2001 is $0.80 (2000 - earnings per share of $0.13).

18. Canadian and United States accounting policy differences (continued):

(b) Statement of comprehensive income:

United States GAAP requires the disclosure of a statement of comprehensive income. Comprehensive income generally encompasses all changes in shareholders' equity, except those arising from transactions with shareholders. For March 31, 2001, comprehensive loss is $34,775,476 (March 31, 2000 - income is $5,309,321).

(c) Stock-based compensation:

The Company measures compensation relating to stock option plans for United States GAAP purposes using the intrinsic value method as specified by APB Opinion 25, which is not materially different from compensation expense determined under Canadian GAAP.

(d) Income taxes:

Included in the caption "Income taxes" is the tax effect of various adjustments where appropriate and the impact of substantively enacted rate changes that would not have been recorded under United States GAAP. Under Canadian GAAP, future income tax assets and liabilities are remeasured for substantively enacted rate changes, whereas under United States GAAP, future income tax assets and liabilities are only measured for enacted tax rates. There is no impact of applying substantively enacted tax rates in 2001.

(e) Operating income before amortization:

United States GAAP requires that amortization be included in the determination of operating income and does not permit the disclosure of a subtotal of the amount of operating income before this item. Canadian GAAP permits the disclosure of a subtotal of the amount of operating income before this item.

(Expressed in Canadian dollars)

18. Canadian and United States accounting policy differences (continued):

(f) Impact of recent United States accounting pronouncements:

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 established methods of accounting for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. The Company will be required to implement SFAS No. 133 for its fiscal year ended March 31, 2002. As at March 31, 2001, the Company has no derivative instruments outstanding. No material impact on the consolidated financial statements is anticipated on adoption.

During 1999, the Securities Exchange Commission ("SEC") issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 reflects the SEC staff's interpretation of basic principles of revenue recognition in existing United States generally accepted accounting principles. There was no impact of adopting SAB 101 during 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mad Catz Interactive, Inc.
(Registrant)

Date: March 20, 2002

By: Geofrey Myers
(Signature)*
Geofrey Myers
Secretary

*Print the name and title of the signing officer under this signature.